[Wachtell, Lipton, Rosen & Katz]

April 1, 2011

VIA EDGAR AND EMAIL

Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hancock Holding Company

            Form 10-K for the Fiscal Year Ended December 31, 2010

            Filed February 28, 2011

            Definitive Proxy Statement on Schedule 14A

            Filed February 28, 2011

            File No. 000-13089

        Whitney Holding Corporation

            Form 10-K for the Fiscal Year Ended December 31, 2010

            Filed March 1, 2011

            File No. 000-01026

Dear Ms. Purnell:

Set forth below are responses of Hancock Holding Company (“Hancock”) and Whitney Holding Corporation (“Whitney”) to the comments of the Staff of the Division of Corporation Finance that were set forth in your letter dated March 31, 2011 regarding Hancock’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Hancock Form 10-K”), Hancock’s Definitive Proxy Statement on Schedule 14A filed February 28, 2011 (the “Hancock Proxy Statement”) and Whitney’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Whitney Form 10-K”).

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

The Staff’s comments, indicated in bold, are followed by responses on behalf of Hancock (with respect to the Hancock Form 10-K and the Hancock Proxy Statement) and by responses on behalf of Whitney (with respect to the Whitney Form 10-K).

Hancock Holding Company

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Loan Portfolio. page 37

1.	We note your response to comments 13 and 14 from our letter dated March 18, 2011 along with your proposed tabular disclosures provided in Annex B and Annex C, respectively. While your proposed disclosure revisions are now presented in a comparable and consistent manner within your MD&A, in some instances the presented amounts do not appear to be consistent with similar tabular disclosures included in Note 4 to the financial statements beginning on page 82. For instance, proposed tables 8 and 11-13, which have similar disclosure in Note 4 do not appear to reconcile due to differences in the way you have disaggregated your loan portfolio. Please revise your future filings to provide consistent disclosures in this regard and/or provide disclosure which bridges the gap between your current disclosure in your MD&A to those provided in your financial statement footnotes. Please also provide us with your proposed disclosures as of December 31, 2010.

In response to the Staff’s comment, Hancock will revise its future filings to provide consistent disclosures as indicated by the Staff and/or provide disclosure which bridges the gap between Hancock’s current disclosure in its MD&A to those provided in its financial statement footnotes. Attached hereto as Annex A is Hancock’s proposed form of disclosure as of December 31, 2010 for loan portfolio tables 7-13. We have realigned the presentation of the disaggregated loan information to reconcile to the similar disclosures included in Note 4 to our financial statements.

Whitney Holding Company

Form 10-K for Fiscal Year Ended December 31, 2010

General

2.	We note that Whitney’s 2010 compensation information will be included in its definitive proxy statement with respect to its Annual Meeting of Shareholders and will be incorporated by reference into its Form 10-K. Please note that we may have comments on this disclosure once it has been filed.

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

We note the Staff’s comment.

Note 2. Summary of Significant Accounting Policies and Recent Announcements

Loans, page 77

3.	We note your response to comment 25 from our letter dated March 18, 2011. With respect to the discounts applied to appraisals based upon the passage of time, please tell us and revise your future filings to address the following:

•

Further explain how you determined discounts of 10% -30% applied to your appraisals based upon the passage of time subsequent to when the appraisal was initially received. In this regard, please explain whether these discounts are benchmarked against market information to ensure they are appropriate.

In determining the discounts applied to appraised values based upon the passage of time, Whitney considered market-based information, including actual changes in real property values indicated by the new appraisals received on loan collateral and on real property obtained through foreclosure, market intelligence obtained by lending officers and foreclosed property managers and market statistics monitored by credit review personnel. These discounts were employed mainly to provide a reasonable estimate of the impact of declining real property values in certain of Whitney’s market areas, as was noted in our response to comment 25 from the Staff’s letter dated March 18, 2011.

•

Bridge the gap between your statement in response to bullet 1 of comment 25 that “… the value of the collateral is based on property-specific facts and circumstances…” with your use of these standard discount percentages, which as noted in your response were consistently applied to properties in Florida and Alabama markets.

Whitney’s response to bullet 1 of comment 25 referenced above related to the appraisal valuation methodology (e.g., “as is”, “upon completion” or “upon stabilization”) used to develop support for the value of collateral securing real estate loans. The value established through a particular valuation methodology for collateral properties in Florida and Alabama markets was subject to the discounts discussed in the first bullet point with the aging of the underlying appraisals.

In future filings, Whitney will further clarify this distinction.

•

Tell us the number and amount of impaired loans as of December 31, 2010 for which an appraisal supporting the fair value of the collateral was greater than one year old and consider revising future filings to provide similar quantitative disclosures. To the extent material, please also tell us the reasons for the lack of an updated appraisal given your statement in your response that appraisals are obtained annually for problem credits.

As of December 31, 2010, there was one loan individually evaluated for impairment for which the appraisal of the underlying collateral was greater than one year old. This $1.5 million loan had been identified for impairment evaluation shortly before December 31, 2010, and Whitney was unable to obtain the updated appraisal by year end.

In connection with the foregoing, and with respect to Hancock’s and Whitney’s respective filings under the Exchange Act of 1934, as amended, Hancock and Whitney respectively acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381. As discussed previously with the Staff, Hancock is separately submitting an acceleration request with respect to its Registration Statement on Form S-4 (File No. 333-171882) simultaneously herewith.

Sincerely,

/s/ Nicholas G. Demmo, Esq.

Nicholas G. Demmo, Esq.

cc:	Joy Lambert Phillips, Esq., Hancock Holding Company
L. Keith Parsons, Esq., Watkins Ludlam Winter & Stennis PA
J. Andrew Gipson, Esq., Watkins Ludlam Winter & Stennis PA
Joseph S. Schwertz, Jr., Esq., Whitney Holding Corporation
Randolph A. Moore III, Esq., Alston & Bird LLP
David E. Brown, Jr., Esq., Alston & Bird LLP

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

Annex A

TABLE 7. Average Loans

	2010			2009			2008
	Balance	TE Yield	Mix	Balance	TE Yield	Mix	Balance	TE Yield	Mix
					(In thousands)
Commercial loans:
Commercial loans	$477,317	6.63%	9.5%	$470,254	5.24%	10.9%	$415,428	5.46%	10.7%
Commercial loans - covered	16,725	9.78%	0.4%	682	6.89%	0.0%	-	0.00%	0.0%

Total commercial loans	494,042		9.9%	470,936		10.9%	415,428		10.7%

Construction loans	490,193	6.24%	9.8%	569,530	5.03%	13.2%	572,275	5.99%	14.8%
Construction loans - covered	222,624	1.21%	4.4%	9,034	6.85%	0.2%	-	0.00%	0.0%

Total construction loans	712,817		14.2%	578,564		13.4%	572,275		14.8%

Real estate loans	1,189,671	6.33%	23.8%	1,132,966	5.63%	26.3%	997,439	6.32%	25.7%
Real estate loans - covered	179,417	3.66%	3.6%	7,329	6.84%	0.2%	-	0.00%	0.0%

Total real estate loans	1,369,076		27.4%	1,140,300		26.5%	995,249		25.7%

Municipal loans	462,439	3.21%	9.2%	472,298	3.49%	11.0%	345,042	3.80%	8.9%
Municipal loans - covered	599	4.17%	0.1%	-	0.00%	0.0%	-	0.00%	0.0%

Total municipal loans	463,038		9.3%	472,298		11.0%	345,042		8.9%

Lease financing loans	55,860	4.32%	1.1%	63,801	4.56%	1.5%	63,672	4.71%	1.6%

Total commercial loans	2,675,480	5.79%	53.4%	2,708,849	5.36%	62.8%	2,393,856	6.00%	61.8%
Total commercial loans - covered	419,365	2.60%	8.4%	17,045	6.85%	0.4%	-	0.00%	0.0%

Total commercial loans	3,094,845		61.8%	2,725,894		63.2%	2,393,856		61.8%

Residential mortgage loans:
Mortgage loans	408,671	6.14%	8.2%	439,584	5.91%	10.2%	418,133	5.93%	10.8%
Mortgage loans - covered	325,325	3.74%	6.5%	12,239	6.62%	0.3%	-	0.00%	0.0%

Total residential mortgage loans	733,996		14.7%	451,823		10.5%	418,133		10.8%

Indirect consumer loans	333,834	6.36%	6.7%	411,772	6.65%	9.6%	405,964	6.81%	10.5%

Direct consumer loans:
Direct consumer	614,624	6.08%	12.3%	604,554	5.59%	14.0%	540,885	6.73%	14.0%
Direct consumer - covered	123,056	5.73%	2.5%	4,577	12.54%	0.1%	-	0.00%	0.0%

Total direct consumer loans	737,680		14.7%	609,131		14.1%	540,885		14.0%

Finance Company loans	105,398	17.38%	2.1%	111,500	19.89%	2.6%	115,070	18.53%	3.0%
Total average loans (net of unearned)	$5,005,753	5.86%	100.00%	$4,310,120	5.89%	100.00%	$3,873,908	6.57%	100.00%

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

TABLE 8. Loans Outstanding by Type

	Loan Portfolio
	Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Commercial loans:
Commercial	$524,653	$438,954	$464,965	$377,515	$362,963
Commercial - covered	34,650	13,422	-	-	-

Total commercial	559,303	452,376	464,965	377,515	362,963

Construction	495,590	560,500	585,375	571,018	486,767
Construction - covered	157,267	273,439	-	-	-

Total construction	652,857	833,939	585,375	571,018	486,767

Real estate	1,231,414	705,194	1,083,828	898,535	817,635
Real estate - covered	181,873	637,060	-	-	-

Total real estate	1,413,287	1,342,254	1,083,828	898,535	817,635

Municipal loans	471,057	469,545	481,410	285,166	227,123
Municipal loans - covered	540	-	-	-	-

Total municipal loans	471,597	469,545	481,410	285,166	227,123

Lease financing	50,721	62,798	65,567	65,301	61,779
Total commercial loans	2,773,435	2,236,991	2,681,145	2,197,535	1,956,267
Total commercial loans - covered	374,330	923,921	-	-	-

Total commercial loans	3,147,765	3,160,912	2,681,145	2,197,535	1,956,267

Residential mortgage loans	366,183	739,899	427,546	389,687	368,490
Residential mortgage loans - covered	293,506	-	-	-	-

Total residential mortgage loans	659,689	739,899	427,546	389,687	368,490

Indirect consumer loans	309,454	373,353	439,903	386,241	353,032
Direct consumer loans	597,947	701,491	583,330	507,874	481,613
Direct consumer loans - covered	141,315	26,509	-	-	-

Total direct consumer loans	739,262	728,000	583,330	507,874	481,613

Finance Company loans	100,994	112,011	117,366	115,220	90,236

Total loans	$4,957,164	$5,114,175	$4,249,290	$3,596,557	$3,249,638

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

TABLE 9. Loans Maturities by Type

	December 31, 2010
	Maturity Range
	Within One Year	After One Through Five Years	After Five Years	Total
	(In thousands)
Commercial loans:
Commercial	$238,854	$191,477	$94,322	$524,653
Commercial - covered	15,011	15,394	4,245	34,650

Total commercial	253,865	206,872	98,566	559,303

Construction	47,914	217,280	230,395	495,590
Construction - covered	129,062	28,149	55	157,267

Total construction	176,977	245,430	230,451	652,857

Real estate	144,255	650,885	436,273	1,231,414
Real estate - covered	63,428	59,478	58,967	181,873

Total real estate	207,683	710,363	495,241	1,413,287

Municipal loans	55,889	99,890	315,278	471,057
Municipal loans - covered	-	193	347	540

Total municipal loans	55,889	100,083	315,625	471,597

Lease financing	16,907	16,907	16,907	50,721
Total commercial loans	503,820	1,176,439	1,093,175	2,773,435
Total commercial loans - covered	207,501	103,215	63,614	374,330

Total commercial loans	711,321	1,279,654	1,156,790	3,147,765

Residential mortgage loans	14,204	37,856	314,123	366,183
Residential mortgage loans - covered	12,350	8,579	272,577	293,506

Total residential mortgage loans	26,554	46,435	586,700	659,689

Indirect consumer loans	13,930	185,956	109,568	309,454
Direct consumer loans	11,133	45,664	541,151	597,947
Direct consumer loans - covered	49,807	59,706	31,802	141,315

Total direct consumer loans	60,939	105,370	572,953	739,262

Finance Company loans	2,179	12,926	85,889	100,994

Total loans	$814,923	$1,630,341	$2,511,900	$4,957,164

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

TABLE 10. Loans Sensitivity to Changes in Interest Rates

	December 31,
	2010
	(In thousands)
	Fixed rate	Floating rate	Total
Commercial loans:
Commercial maturing after one year	$182,631	$103,167	$285,798
Commercial maturing after one year - covered	7,502	12,137	19,639

Total commercial maturing after one year	190,132	115,305	305,437

Construction maturing after one year	369,376	78,300	447,676
Construction maturing after one year - covered	5,059	23,146	28,205

Total construction maturing after one year	374,435	101,446	475,881

Real estate maturing after one year	825,558	261,600	1,087,158
Real estate maturing after one year - covered	36,831	81,615	118,446

Total real estate maturing after one year	862,389	343,215	1,205,604

Municipal loans maturing after one year	399,700	15,468	415,168
Municipal loans maturing after one year - covered	540	-	540

Total municipal loans maturing after one year	400,240	15,468	415,708

Lease financing maturing after one year	33,814	-	33,814

Total commercial loans maturing after one year	1,811,079	458,534	2,269,614
Total commercial loans maturing after one year - covered	49,931	116,898	166,830

Total commercial loans maturing after one year	$1,861,011	$575,433	$2,436,443

Residential mortgage loans maturing after one year	307,002	43,764	350,766
Residential mortgage loans maturing after one year - covered	73,229	207,927	281,156

Total residential mortgage loans maturing after one year	380,231	251,691	631,922

Indirect loans maturing after one year	291,533	-	291,533

Direct consumer loans maturing after one year	46,625	545,395	592,020
Direct consumer loans maturing after one year - covered	23,758	67,750	91,508

Total direct consumer loans maturing after one year	70,383	613,145	683,528

Finance Company loans maturing after one year	20,279	78,536	98,815

Total loans maturing after one year	$2,623,437	$1,518,805	$4,142,242

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

TABLE 11. Non-performing Assets

	December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Loans accounted for on a non-accrual basis:
Commercial loans	$42,077	$12,715	$25,510	$11,971	$2,178
Commercial loans - restructured	8,302	-	-	-	-

Subtotal	50,379	12,715	25,510	11,971	2,178
Commercial loans - covered	41,917	34,024	-	-	-

Total Commercial loans	92,296	46,739	25,510	11,971	2,178

Residential mortgage loans	18,290	12,032	4,466	1,096	1,271
Residential mortgage loans - restructured	409	-	-	-	-

Subtotal	18,699	12,032	4,466	1,096	1,271
Residential mortgage loans - covered	3,199	20,261	-	-	-

Total residential mortgage loans	21,898	32,293	4,466	1,096	1,271

Indirect consumer loans	-	-	-	-	-
Direct consumer loans	4,862	6,231	-	-	51
Direct consumer loans - covered	170	1,292	-	-	-
Finance Company	1,759	-	-	-	-

Total non-accrual loans	120,985	86,555	29,976	13,067	3,500

Restructured loans:
Commercial loans - non-accrual	8,302	-	-	-	-
Residential mortgage loans - non-accrual	409	-	-	-	-

Total restructured loans - non-accrual	8,711	-	-	-	-

Commercial loans - still accruing	3,301	-	-	-	-
Residential mortgage loans - still accruing	629	-	-	-	-

Total restructured loans - still accruing	3,930	-	-	-	-

Total restructured loans	12,641	-	-	-	-

Foreclosed assets	17,595	14,336	5,360	2,297	681
Foreclosed assets - covered	15,682	-	-	-	-

Total foreclosed assets	33,277	14,336	5,360	2,297	681

Total non-performing assets*	$158,192	$100,891	$35,336	$15,364	$4,181

Loans 90 days past due still accruing	$1,492	$11,647	$11,005	$4,154	$2,552

Ratios
Non-performing assets to loans plus other real estate	3.17%	1.97%	0.83%	0.43%	0.13%
Allowance for loan losses to non-performing assets and accruing loans 90 days past due	51.35%	58.69%	133.16%	241.43%	694.67%
Allowance for loan losses to non-performing assets and accruing loans 90 days past due, excluding covered loans	83.06%	115.96%	133.16%	241.43%	694.67%
Loans 90 days past due still accruing to loans	0.03%	0.23%	0.26%	0.11%	0.08%

*	Includes total non-accrual loans, total restructured loans - still accruing and total foreclosed assets.

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

TABLE 12. Summary of Activity in the Allowance for Loan Losses

	At and For The Years Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Net loans outstanding at end of period	$4,957,164	$5,114,175	$4,249,290	$3,596,557	$3,249,638

Average net loans outstanding	$5,005,753	$4,310,120	$3,873,908	$3,428,009	$3,062,222

Balance of allowance for loan losses at beginning of period	$66,050	$61,725	$47,123	$46,772	$74,558

Loans charged-off:
Commercial	39,247	36,882	12,974	2,597	3,676
Construction	-	-	-	-	-
Real estate	2,176	1,470	471	129	-
Lease financing	146	30	22	166	369
Municipal	-	-	-	-	-
Total commercial	41,569	38,382	13,467	2,892	4,045
Residential mortgage	4,615	3,670	1,360	530	758
Direct consumer	2,945	2,563	3,841	3,556	8,321
Indirect consumer	3,084	4,749	4,286	4,113	4,223
Finance Company	6,053	5,551	4,453	3,361	2,168

Total charge-offs	58,266	54,915	27,407	14,452	19,515

Recoveries of loans previously charged-off:
Commercial	3,491	766	1,036	2,774	4,729
Construction	-	-	-	-	-
Real estate	69	48	30	33	-
Lease financing	-	1	-	43	10
Municipal	-	-	-	-	-
Total commercial	3,560	815	1,066	2,850	4,739
Residential mortgage	740	241	162	188	263
Direct consumer	1,263	1,593	2,251	2,667	6,064
Indirect consumer	1,100	1,134	938	941	861
Finance Company	921	867	807	564	564

Total recoveries	7,584	4,650	5,224	7,210	12,491

Net charge-offs	50,682	50,265	22,183	7,242	7,024
Provision for (reversal of) loan losses, net (a)	65,991	54,590	36,785	7,593	(20,762)
Increase in indemnification asset (a)	638	-	-	-	-

Balance of allowance for loan losses at end of period	$81,997	$66,050	$61,725	$47,123	$46,772

Ratios
Gross charge-offs to average loans	1.16%	1.27%	0.71%	0.42%	0.64%
Recoveries to average loans	0.15%	0.11%	0.13%	0.21%	0.41%
Net charge-offs to average loans	1.01%	1.17%	0.57%	0.21%	0.23%
Allowance for loan losses to year end loans	1.65%	1.29%	1.45%	1.31%	1.44%
Net charge-offs to period-end net loans	1.02%	0.98%	0.52%	0.20%	0.22%
Allowance for loan losses to average net loans	1.64%	1.53%	1.59%	1.37%	1.53%
Net charge-offs to loan loss allowance	61.81%	76.10%	35.94%	15.37%	15.02%

(a)	The provision for loan losses is shown “net” after coverage provided by FDIC loss share agreements on covered loans.

This results in an increase in the indemnification asset, which is the difference between the provision for loan losses on covered loans of $672, and the impairment ($34) on those covered loans.

Ms. Erin Magnor Purnell, Esq.

Division of Corporation Finance

Securities and Exchange Commission

April 1, 2011

TABLE 13. Allocation of Loan Loss by Category

	For Years Ended December 31,
	2010		2009		2008		2007		2006
	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)	Allowance for Loan Losses (1)	% of Loans to Total Loans (2)
	(In thousands)
Commercial	$56,859	63.50	$42,483	61.81	$37,347	63.10	$29,015	61.10	$30,846	60.19
Residential mortgages	4,626	13.31	4,782	14.47	5,315	10.06	1,998	10.84	2,644	11.34
Indirect consumer	2,918	6.24	3,826	7.30	5,501	10.35	4,834	10.74	4,620	10.86
Direct consumer	9,322	14.91	7,146	14.23	7,745	13.73	7,151	14.12	4,783	14.83
Finance Company	8,272	2.04	7,813	2.19	5,817	2.76	4,125	3.20	3,879	2.78

	$81,997	100.00	$66,050	100.00	$61,725	100.00	$47,123	100.00	$46,772	100.00

(1)	Loans used in the calculation of “allowance for loan losses” are grouped according to loan purpose.
(2)	Loans used in the calculation of “% of loans to total loans” are grouped by collateral type.